FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Extends Higher-Grade Mineralization within Multiple Hanging Wall Zones Near Existing Infrastructure at Young-Davidson

Toronto, Ontario (January 30, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from its underground exploration program at the Young-Davidson mine. Underground exploration drilling from both the mid and lower mine extended higher-grade gold mineralization within multiple zones in the hanging wall of the Young-Davidson deposit. In addition, expansion drilling within the Young-Davidson syenite continues to extend gold mineralization beyond Mineral Reserves and Mineral Resources.
South Syenite Zone: high-grade gold mineralization intersected within a syenite intrusion located in the hanging wall, 285 metres (“m”) south of the Northgate Shaft in an area that has seen limited historical drilling. (Figures 1 and 2). New highlights include1:
•16.36 g/t Au (6.65 g/t Au cut) over 17.90 m (YMEX24‑9305‑150)2 including;
◦116.50g/t Au (25.00 g/t Au cut) over 1.00 m;
◦80.80 g/t Au (25.00 g/t Au cut) over 1.00 m; and
◦36.95 g/t Au (23.65 g/t Au cut) over 2.00 m.
•9.15 g/t Au (5.56 g/t Au cut) over 22.00 m (YMEX24‑9440‑176) including;
◦44.03 g/t Au (17.70 g/t Au cut) over 3.00 m.
•10.67 g/t Au (6.90 g/t Au cut) over 16.50 m (YMEX24-9305-150)2 including;
◦63.90 g/t Au (25.00 g/t Au cut) over 1.60 m.
•5.87 g/t Au (4.38 g/t Au cut) over 25.00 m (YMEX24-9440-170) including;
◦21.19 g/t Au (11.89 g/t Au cut) over 4.00 m; and
•4.89 g/t Au over 7.00 m (YMEX25-9440-206).
Mid-Mine Hanging Wall Zones: high grade gold mineralization extended within new hanging wall zone discovered in 2024. The zone contains a new style of mineralization and is located in proximity to existing infrastructure, to the south of existing Mineral Reserves and Resources. (Figures 1 and 3). New highlights include1:
•10.12 g/t Au (3.27 g/t Au cut) over 17.30 m (YMEX25-9620-247) including;
◦143.50 g/t Au (25.00 g/t Au cut) over 1.00 m.
•12.09 g/t Au (5.40 g/t Au cut) over 7.00 m (YMEX25-9620-245) including;
◦71.80 g/t Au (25.00 g/t Au cut) over 1.00 m.
•2.63 g/t Au over 26.85 m (YMEX24-9500-190);
•2.71 g/t Au over 19.55 m (YMEX24-9500-188);

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•4.13 g/t Au over 12.65 m (YMEX24-9500-186)2 including;
◦17.41 g/t Au over 1.15 m.
•5.17 g/t Au (4.56 g/t Au cut) over 7.90 m (YMEX25-9800-210) including;
◦29.40 g/t Au (25.00 g/t Au cut) over 1.10 m.
•38.10 g/t Au (25.00 g/t Au cut) over 1.00 m (YMEX25-9620-229);
•9.46 g/t Au (8.71 g/t Au cut) over 4.00 m (YMEX24-9500-190);
•10.10 g/t Au (9.35 g/t Au cut) over 3.55 m (YMEX25-9620-230) including;
◦ 20.76 g/t Au (18.87 g/t Au cut) over 1.40 m; and
•12.81 g/t Au (7.47 g/t Au cut) over 2.35 m (YMEX25-9800-216) including;
◦50.10 g/t Au (25.00 g/t cut) over 0.50 m.
Young Davidson Syenite – expansion drilling continues to extend gold mineralization beyond Mineral Reserves and Mineral Resources. New highlights include1:
•4.50 g/t Au (4.03 g/t Au cut) over 15.65 m (YMEX25-9620-224) including;
◦21.38 g/t Au (17.73 g/t Au cut) over 2.00 m.
•7.45 g/t Au (4.35 g/t Au cut) over 8.50 m (YMEX25-9620-225) including;
◦49.00 g/t Au (25.00 g/t Au cut) over 1.10 m.
•4.12 g/t Au over 13.85 m (YMEX24-9305-192);
•5.83 g/t Au over 8.00 m (YMEX25-9305-193);
•5.54 g/t Au over 7.00 m (YMEX25-9800-208);
•30.40 g/t Au (25.00 g/t Au) over 1.10 m (YMEX24-9710-185);
•4.53 g/t Au over 6.00 m (YMEX25-9620-221); and
•7.99 g/t Au over 3.00 m (YMEX25-9305-200).

1Gold composites are generated using a 1.0 g/t Au cut-off and include no more than 7.0 m of consecutive internal waste. Drillhole composite intervals reported as “cut” include higher grade samples which have been cut to 25.00 g/t Au. All composite intervals are reported as downhole core length. . Based on review of core angles, true width is generally estimated to be 50-80% of downhole core length. Additional drilling and interpretation is ongoing to further define the geometry and extent of the mineralized zones.
2Included in YE2024 Resource.

"Our dual focus over the past year at Young-Davidson was on continuing to extend gold mineralization within the main structure, while also targeting higher-grades within the hanging wall. The program was successful on both fronts, most notably within the hanging wall where we continue to intersect higher-grade mineralization across multiple zones. Given their proximity to existing infrastructure, and higher grades, these zones represent a significant upside opportunity,” said John A. McCluskey, President and Chief Executive Officer.
New highlight intercepts can be found in Table 1 and in Figures 1, 2, and 3 at the end of this news release.

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2025 Exploration Drilling Program – Young Davidson
Exploration spending at Young-Davidson totaled $13.1 million in 2025, including 34,080 m of exploration drilling across 81 holes. Additionally, 448 m of underground exploration development was completed to establish an exploration drift and drill platforms to the south of the deposit to more effectively test higher grade mineralization defined in the hanging wall.
Underground exploration drilling remains focused on two primary areas. The first is continuing to extend mineralization within the Young-Davidson syenite, which hosts the majority of Mineral Reserves and Mineral Resources. The second is to test and expand on higher grade gold mineralization that has been intersected within two areas of focus in the hanging wall of the deposit. Of the 81 holes drilled in 2025, more than half were completed in the latter part of year and after the cut off date for year-end 2025 Mineral Reserve and Resource reporting.
Young-Davidson South Syenite Zone (“YD South Zone”)
Drilling from the 9305-level and 9440-level in 2025 has been successful in intersecting high-grade gold mineralization within a syenite intrusion in the hanging wall to the southeast of the main Young Davidson Deposit. This area is 285 m south of the Northgate Shaft and has seen limited historical drilling. Gold mineralization is associated with 3-20% pyrite and occurs both as wide, low- to moderate-grade mineralization, and within narrower, high-grade shear zones and quartz veins (Figures 1 and 2).
Drilling will continue in 2026 with the objective of further expanding upon the high-grade mineralization where it remains open to the east and up/down dip.
New highlights include1,2:
•16.36 g/t Au (6.65 g/t Au cut) over 17.90 m (YMEX24‑9305‑150)2 including;
◦116.50g/t Au (25.00 g/t Au cut) over 1.00 m;
◦80.80 g/t Au (25.00 g/t Au cut) over 1.00 m; and
◦36.95 g/t Au (23.65 g/t Au cut) over 2.00 m.
•9.15 g/t Au (5.56 g/t Au cut) over 22.00 m (YMEX24‑9440‑176) including;
◦44.03 g/t Au (17.70 g/t Au cut) over 3.00 m.
•10.67 g/t Au (6.90 g/t Au cut) over 16.50 m (YMEX24-9305-150)2 including;
◦63.90 g/t Au (25.00 g/t Au cut) over 1.60 m.
•5.87 g/t Au (4.38 g/t Au cut) over 25.00 m (YMEX24-9440-170) including;
◦21.19 g/t Au (11.89 g/t Au cut) over 4.00 m.
•4.89 g/t Au over 7.00 m (YMEX25-9440-206);
•4.48 g/t Au over 7.00 m (YMEX24-9440-168);
•2.86 g/t Au over 10.00 m (YMEX24-9440-172);
•2.77 g/t Au over 8.00 m (YMEX25-9305-193);
•8.80 g/t Au over 2.00 m (YMEX24-9440-171);
•2.52 g/t Au over 5.00 m (YMEX24-9440-171);
•2.37 g/t Au over 10.00 m (YMEX24-9440-175);
•20.10 g/t Au over 1.00 m (YMEX24-9440-176);
•9.94 g/t Au over 1.90 m (YMEX24-9440-176);

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•12.85 g/t Au over 1.00 m (YMEX24-9440-169); and
•4.92 g/t Au over 2.00 m (YMEX24-9440-171).
Young-Davidson Mid-Mine Hanging Wall Zones
Drilling from the 9620 and 9500 levels is focused on expanding on higher-grade gold mineralization in the hanging wall sediments, syenite, and mafic-ultramafic lithologies that was initially defined in 2024. These zones are located in proximity to existing infrastructure and south of existing Mineral Reserves and Resources.
The 2025 drill program was successful in continuing to define and expand a new style of higher-grade mineralization that is hosted in hanging wall stratigraphy including a folded sequence of conglomerates, volcanics, and syenite intrusions. Higher-grade gold mineralization is associated with 3-15% pyrite and occurs both as wide, low- to moderate-grade mineralization, and within narrower, high-grade structures (Figures 1 and 3).
In 2025, a 448 m hanging wall exploration drift was established through the hanging wall mineralization, and further to the south to provide additional optimized drill platforms to effectively test the controls, geometry, and continuity of the higher-grade mineralization identified in 2024. Drilling commenced from this hanging wall exploration drift in the third quarter of 2025. To date, 31 holes have been completed, of which 18 are being reported in this release, and assays are pending for 13 of the holes.
New highlights include1:
•10.12 g/t Au (3.27 g/t Au cut) over 17.30 m (YMEX25-9620-247) including;
◦143.50 g/t Au (25.00 g/t Au cut) over 1.00 m.
•12.09 g/t Au (5.40 g/t Au cut) over 7.00 m (YMEX25-9620-245) including;
◦71.80 g/t Au (25.00 g/t Au cut) over 1.00 m.
•2.63 g/t Au over 26.85 m (YMEX24-9500-190);
•2.71 g/t Au over 19.55 m (YMEX24-9500-188);
•4.13 g/t Au over 12.65 m (YMEX24-9500-186)2 including;
◦17.41 g/t Au over 1.15 m.
•5.17 g/t Au (4.56 g/t Au cut) over 7.90 m (YMEX25-9800-210) including;
◦29.40 g/t Au (25.00 g/t Au cut) over 1.10 m.
•38.10 g/t Au (25.00 g/t Au cut) over 1.00 m (YMEX25-9620-229);
•9.46 g/t Au (8.71 g/t Au cut) over 4.00 m (YMEX24-9500-190);
•2.89 g/t Au over 13.00 m (YMEX25-9620-226);
•2.39 g/t Au over 15.50 m (YMEX25-9620-222);
•10.10 g/t Au (9.35 g/t Au cut) over 3.55 m (YMEX25-9620-230) including;
◦ 20.76 g/t Au (18.87 g/t Au cut) over 1.40 m.
•12.81 g/t Au (7.47 g/t Au cut) over 2.35 m (YMEX25-9800-216) including;
◦50.10 g/t Au (25.00 g/t cut) over 0.50 m.
•2.08 g/t Au over 14.10 m (YMEX25-9620-245);
•2.45 g/t Au over 11.90 m (YMEX25-9620-246);

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•4.04 g/t Au over 7.00 m (YMEX24-9500-189);
•13.75 g/t Au over 2.00 m (YMEX25-9620-231);
•3.12 g/t Au over 8.60 m (YMEX25-9620-247);
•3.05 g/t Au over 7.45 m (YMEX25-9500-202); and
•3.88 g/t Au over 5.75 m (YMEX25-9620-230).
Young Davidson Syenite – expansion drilling from underground drill platforms across the deposit continues to target and successfully extend gold mineralization beyond existing Mineral Reserves and Mineral Resources within the main syenite unit. Young-Davidson has maintained at least a 13-year Mineral Reserve life since 2011. With the deposit open and depth and to the west, there is excellent potential for the track record to continue. New highlights from expansion drilling include1:
•4.50 g/t Au (4.03 g/t Au cut) over 15.65 m (YMEX25-9620-224) including;
◦21.38 g/t Au (17.73 g/t Au cut) over 2.00 m.
•7.45 g/t Au (4.35 g/t Au cut) over 8.50 m (YMEX25-9620-225) including;
◦49.00 g/t Au (25.00 g/t Au cut) over 1.10 m.
•4.12 g/t Au over 13.85 m (YMEX24-9305-192);
•5.83 g/t Au over 8.00 m (YMEX25-9305-193);
•5.54 g/t Au over 7.00 m (YMEX25-9800-208);
•30.40 g/t Au (25.00 g/t Au cut) over 1.10 m (YMEX24-9710-185);
•4.53 g/t Au over 6.00 m (YMEX25-9620-221);
•7.99 g/t Au over 3.00 m (YMEX25-9305-200);
•2.61 g/t Au over 9.00 m (YMEX24-9305-180) including;
◦14.85 g/t Au over 1.00 m;
•6.07 g/t Au over 3.10 m (YMEX25-9620-224);
•3.37 g/t Au over 5.54 m (YMEX24-9500-187) including;
◦12.50 g/t Au over 1.00 m.
•3.50 g/t Au over 5.05 m (YMEX24-9500-189);
•2.23 g/t Au over 7.80 m (YMEX25-9800-213);
•16.75 g/t Au over 1.00 m (YMEX24-9710-185A);
•2.07 g/t Au over 7.57 m (YMEX25-9500-195); and
•3.41 g/t Au over 4.50 m (YMEX25-9305-193).

1Gold composites are generated using a 1.0 g/t Au cut-off and include no more than 7.0 m of consecutive internal waste. Drillhole composite intervals reported as “cut” include higher grade samples which have been cut to 25.00 g/t Au. All composite intervals are reported as downhole core length. Based on review of core angles, true width is generally estimated to be 50-80% of downhole core length. Additional drilling and interpretation is ongoing to further define the geometry and extent of the mineralized zones.
2Included in YE2024 Resource.

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Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at the Young Davidson Mine are directed and supervised by Niels Hendrikx, P.Geo., Geological Superintendent at the Young Davidson Mine. Niels Hendrikx is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at the Young Davidson Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Young Davidson Mine is controlled by security personnel. Drill core is logged and sampled at core logging facilities within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database.
Mine exploration core (NQ-diameter) is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and mine samples are delivered to ALS laboratories, located in Timmins, Ontario.
Gold is analyzed by a 30 gram fire assay with an Atomic Absorption (AA) finish. Mine exploration samples greater than 8.0 g/t Au are re-analyzed using gravimetric finish methods. ALS is a certified laboratory and has an internal quality control (“QC”) program that includes insertion of reagent blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance.
Underground definition drill core (BQ-diameter) is assayed using whole core samples at the Young-Davidson Mine on-site laboratory. The laboratory has been operating since 2012 and has undergone regular external audits, most recently by Qualitica Consulting Inc. in 2025. The Young-Davidson laboratory maintains a rigorous assay quality control program including reagent blanks, insertion of reference materials, and pulp duplicates. Blanks and reference materials are inserted with underground definition drill core samples on a routine basis. Gold is analyzed by a 30 gram fire assay with an Atomic Absorption (AA) finish. Samples with fire assay grades greater than 8.0 g/t Au are re-analyzed using gravimetric finish methods. In addition, sample pulps are routinely submitted for check assays to an accredited commercial laboratory.
The Young-Davidson Mine QA/QC procedures described in detail in the January 25, 2017 Technical Report filed on SEDAR+ (www.sedarplus.ca).

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About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes, or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "plan", "estimate", “target”, “budget”, “prospective” “potential”, “opportunity”, “objective” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential exploration and drilling results and related expectations, costs, budgets and expenditures, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades, Mineral Reserves and Mineral Resources, Mineral Reserve life, mine life, ongoing extension of gold mineralization within the Young-Davidson syenite, and other statements and information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current and future exploration activities; changes to current estimates of mineral reserves and mineral resources; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; operations may be exposed to illness, disease, epidemic or pandemic which may impact, among other things, the broader market; state and federal

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orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; the potential impact of any tariffs, trade barriers and/or regulatory costs; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of exploration, construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada. Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

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Table 1: Young-Davidson – Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Weighted average composite intervals greater than 8 g*m

Gold composites are generated using a 1.0 g/t Au cut-off and include no more than 7.0 m of consecutive internal waste. Drillhole composite intervals reported as “cut” include higher grade samples which have been cut to 25.00 g/t Au. All composite intervals are reported as downhole core length. Based on review of core angles, true width is generally estimated to be 50-80% of downhole core length. . Additional drilling and interpretation is ongoing to further define the geometry and extent of the mineralized zones.

Hole ID	Zone	Including	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth from Surface (m)
YMEX24-9305-150	South Syenite		360.50	377.00	16.50	10.67	6.90	1166.9
		including	360.50	362.10	1.60	63.90	25.00	1165.3
		and	401.00	418.90	17.90	16.36	6.65	1178.1
		including	401.00	402.00	1.00	116.50	25.00	1177.7
		including	410.00	411.00	1.00	80.80	25.00	1178.0
		including	415.00	417.00	2.00	36.95	23.65	1178.5
YMEX24-9305-180	South Syenite		502.00	511.00	9.00	2.61		1353.4
		including	502.00	503.00	1.00	14.85		1353.4
YMEX24-9305-191	YD Syenite		132.00	138.45	6.45	2.62		1069.2
YMEX24-9305-192	YD Syenite		58.18	64.00	5.82	2.54		1058.6
		and	154.00	168.85	13.85	4.12		1101.9
YMEX24-9440-168	South Syenite		225.00	232.00	7.00	4.48		964.3
YMEX24-9440-169	South Syenite		266.00	267.00	1.00	12.85		1060.2
YMEX24-9440-170	South Syenite		188.00	213.00	25.00	5.87	4.38	929.0
		including	203.00	207.00	4.00	21.19	11.89	929.5
YMEX24-9440-171	South Syenite		217.00	222.00	5.00	2.52		989.2
		and	227.00	229.00	2.00	4.92		991.4
		and	240.00	242.00	2.00	8.80		995.2
YMEX24-9440-172	South Syenite		187.00	197.00	10.00	2.86		872.9
YMEX24-9440-175	South Syenite		334.00	344.00	10.00	2.37		1042.4
YMEX24-9440-176	South Syenite		215.00	237.00	22.00	9.15	5.56	1068.3
		including	231.00	234.00	3.00	44.03	17.70	1073.3
YMEX24-9440-176	South Syenite		248.00	249.00	1.00	20.10		1084.3
		and	518.05	519.95	1.90	9.94		1265.2
YMEX24-9500-186	Hanging Wall Zone		263.40	271.40	8.00	2.04		793.4
		and	309.90	322.55	12.65	4.13		788.7
		including	320.40	321.55	1.15	17.41		788.2
	YD Syenite		68.46	74.00	5.54	3.37		820.1

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Including	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth from Surface (m)
YMEX24-9500-187		including	72.00	73.00	1.00	12.50		820.3
	Hanging Wall Zone	and	308.15	309.30	1.15	7.49		842.7
YMEX24-9500-188	YD Syenite		117.00	126.00	9.00	2.45		839.0
	Hanging Wall Zone	and	200.80	206.80	6.00	2.47		860.1
		and	413.45	433.00	19.55	2.71		909.7
YMEX24-9500-189	YD Syenite		14.05	16.05	2.00	4.94		817.6
		and	70.33	74.10	3.77	2.26		801.0
		and	108.70	109.80	1.10	11.20		794.4
		and	135.95	141.00	5.05	3.50		789.8
	Hanging Wall Zone		245.00	252.00	7.00	4.04		777.4
		and	333.90	336.05	2.15	5.67		760.2
		and	458.80	459.85	1.05	8.46		737.7
YMEX24-9500-190	Hanging Wall Zone		265.00	269.00	4.00	9.46	8.71	806.0
		and	482.10	508.95	26.85	2.63		789.7
YMEX24-9710-183A	Hanging Wall Zone		385.00	393.00	8.00	2.27		749.2
YMEX24-9710-185	YD Syenite		13.90	15.00	1.10	30.40	25.00	603.3
YMEX24-9710-185A	YD Syenite		1.80	5.80	4.00	2.77		595.1
		and	134.00	135.00	1.00	16.75		696.9
YMEX25-9305-193	YD Syenite		50.90	55.40	4.50	3.41		1047.1
		and	141.00	144.40	3.40	3.43		1076.5
		and	154.00	162.00	8.00	5.83		1080.4
	South Syenite		357.00	365.00	8.00	2.77		1130.7
YMEX25-9305-200	YD Syenite		156.00	159.00	3.00	7.99		1092.7
YMEX25-9305-234	Hanging Wall Zone		259.00	260.30	1.30	14.45		1143.1
		and	496.75	500.00	3.25	2.58		1268.5
YMEX25-9440-206	South Syenite		286.00	293.00	7.00	4.89		1047.1
YMEX25-9500-195	YD Syenite		3.00	8.00	5.00	2.24		822.4
		and	67.93	75.50	7.57	2.07		825.0
YMEX25-9500-196	YD Syenite		6.00	7.70	1.70	6.49		824.1
YMEX25-9500-198	YD Syenite		15.70	19.50	3.80	2.55		828.2
YMEX25-9500-201	YD Syenite		182.05	186.00	3.95	2.19		758.9
	Hanging Wall Zone	and	337.65	340.40	2.75	3.95		708.6
		including	339.40	340.40	1.00	9.18		708.2

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Including	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth from Surface (m)
YMEX25-9500-202	Hanging Wall Zone		353.10	360.55	7.45	3.05		762.9
YMEX25-9500-203	YD Syenite		0.00	1.10	1.10	14.35		823.4
		and	133.00	138.00	5.00	2.02		833.3
	Hanging Wall Zone	and	214.00	216.00	2.00	4.20		839.2
		and	235.00	238.90	3.90	2.31		841.3
YMEX25-9500-204	YD Syenite		34.75	40.00	5.25	2.31		809.7
YMEX25-9620-220	Hanging Wall Zone		83.00	84.00	1.00	15.45		663.8
YMEX25-9620-221	Hanging Wall Zone		121.75	129.00	7.25	2.80		685.3
	YD Syenite	and	240.00	246.00	6.00	4.53		679.5
YMEX25-9620-222	Hanging Wall Zone		119.00	134.50	15.50	2.39		706.9
		and	150.75	154.70	5.75	2.96		712.4
	YD Syenite		262.40	266.50	4.10	2.56		722.2
YMEX25-9620-223	Hanging Wall Zone		116.70	120.50	3.80	2.24		716.1
		and	131.00	135.00	4.00	2.88		721.8
YMEX25-9620-224	Hanging Wall Zone		128.40	134.00	5.60	2.27		733.6
	YD Syenite	and	255.25	270.90	15.65	4.50	4.03	773.0
		including	261.00	263.00	2.00	21.38	17.73	772.7
			276.10	279.20	3.10	6.07		778.0
YMEX25-9620-225	Hanging Wall Zone		121.30	128.30	4.30	3.43		749.8
		and	152.40	159.50	9.40	2.10		767.6
	YD Syenite	and	225.00	233.50	8.50	7.45	4.35	795.1
		including	228.40	229.50	1.10	49.00	25.00	795.0
YMEX25-9620-226	Hanging Wall Zone		100.20	105.00	4.80	3.11		758.1
		and	130.60	136.00	5.40	2.41		779.6
		and	148.00	161.00	13.00	2.89		794.6
YMEX25-9620-229	Hanging Wall Zone		91.00	92.00	1.00	38.10	25.00	682.7
YMEX25-9620-230	Hanging Wall Zone		67.05	70.60	3.55	10.10	9.35	707.3
		including	69.20	70.60	1.40	20.76	18.87	707.7
		and	74.20	78.10	3.90	4.34		709.7
		and	95.30	101.05	5.75	3.88		716.7
YMEX25-9620-231	Hanging Wall Zone		78.00	79.80	1.80	5.25		732.3
		and	162.00	164.00	2.00	13.75		783.5
YMEX25-9620-245	Hanging Wall Zone		90.00	97.00	7.00	12.09	5.40	655.4
		including	90.00	91.00	1.00	71.80	25.00	656.1
		and	99.00	104.50	5.50	2.17		655.0

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Including	From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth from Surface (m)
		and	152.90	167.00	14.10	2.08		631.6
		and	216.50	225.50	9.00	2.11		614.3
YMEX25-9620-246	Hanging Wall Zone		81.00	90.00	13.00	3.27		666.3
		and	113.70	125.60	11.90	2.45		662.5
YMEX25-9620-247	Hanging Wall Zone		59.40	64.40	5.00	2.28		676.3
		and	68.00	85.30	17.30	10.12	3.27	674.8
		including	73.00	74.00	1.00	143.50	25.00	674.7
		and	96.40	105.00	8.60	3.12		675.7
		and	189.00	192.00	3.00	3.58		657.8
YMEX25-9620-248	Hanging Wall Zone		110.20	114.00	3.80	2.73		729.7
YMEX25-9620-249	Hanging Wall Zone		187.00	191.00	4.00	3.50		771.9
YMEX25-9800-208	YD Syenite		124.00	131.00	7.00	5.54		542.4
	Hanging Wall Zone	and	257.00	261.37	4.17	2.01		532.1
		and	286.00	292.95	6.95	3.09		531.5
YMEX25-9800-210	Hanging Wall Zone		251.10	259.00	7.90	5.17	4.56	452.6
		including	254.90	256.00	1.10	29.40	25.00	452.6
YMEX25-9800-211	Hanging Wall Zone		434.80	436.70	1.90	7.50	6.18	457.4
YMEX25-9800-212	YD Syenite		103.40	104.50	1.10	9.19		541.4
	Hanging Wall Zone	and	314.75	316.95	2.20	3.66		516.5
YMEX25-9800-213	YD Syenite		148.90	156.70	7.80	2.23		567.7
	Hanging Wall Zone	and	388.00	389.00	1.00	11.25		601.6
YMEX25-9800-216	Hanging Wall Zone		270.10	273.00	2.90	4.86		557.4
		and	352.00	354.35	2.35	12.81	7.47	554.1
		including	352.00	352.50	0.50	50.10	25.00	553.5

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Underground Drill Holes: Azimuth, Dip, Drilled Length, and Collar Location (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
YMEX23-9220-133A	234.0	-11.8	351.0	522736.7	5310522.9	-780.3
YMEX23-9220-134	234.0	-23.5	365.0	522736.3	5310523.2	-780.2
YMEX23-9220-135	234.0	-31.5	384.0	522736.2	5310523.3	-779.8
YMEX24-9305-148	160.0	1.5	228.0	523516.3	5310388.8	-687.1
YMEX24-9305-149	160.0	-13.0	534.0	523516.3	5310388.7	-687.4
YMEX24-9305-150	160.0	-23.5	642.0	523516.4	5310388.7	-686.3
YMEX24-9305-151	160.0	-31.6	543.0	523516.3	5310389.0	-686.6
YMEX24-9305-152	160.0	-42.0	729.0	523516.3	5310388.8	-687.8
YMEX24-9305-152	160.0	-42.0	729.0	523516.3	5310388.8	-687.8
YMEX24-9305-153	160.0	-48.9	675.0	523516.3	5310388.8	-687.9
YMEX24-9305-177	171.0	-8.0	576.0	523515.9	5310388.8	-686.9
YMEX24-9305-178	171.0	-20.2	510.0	523515.9	5310388.8	-687.3
YMEX24-9305-179	171.0	-28.5	645.0	523515.8	5310388.8	-687.7
YMEX24-9305-180	171.0	-40.0	651.0	523515.8	5310388.9	-688.0
YMEX24-9305-180	171.0	-40.0	651.0	523515.8	5310388.9	-688.0
YMEX24-9305-191	160.0	-18.7	429.0	523516.4	5310388.7	-687.3
YMEX24-9305-192	160.0	-28.7	501.0	523516.4	5310388.7	-687.7
YMEX24-9440-167	205.0	0.1	351.0	523868.8	5310237.5	-565.4
YMEX24-9440-168	205.0	-14.7	428.6	523868.8	5310237.2	-565.8
YMEX24-9440-169	205.0	-32.9	453.0	523868.7	5310237.4	-566.3
YMEX24-9440-170	193.5	-6.9	348.0	523869.5	5310236.8	-565.6
YMEX24-9440-171	193.5	-21.5	831.0	523869.5	5310236.9	-566.1
YMEX24-9440-172	182.5	10.5	531.0	523869.9	5310236.8	-564.9
YMEX24-9440-173	182.5	0.2	486.0	523870.2	5310236.5	-565.4
YMEX24-9440-174	182.5	-13.5	494.0	523869.9	5310236.7	-565.9
YMEX24-9440-175	182.5	-26.1	528.0	523870.1	5310236.7	-566.3
YMEX24-9440-176	182.5	-43.9	768.0	523870.1	5310236.9	-566.8
YMEX24-9500-186	185.0	4.1	528.0	523068.9	5310401.8	-495.6
YMEX24-9500-187	185.0	-5.3	519.0	523069.0	5310402.0	-496.1
YMEX24-9500-188	185.0	-13.6	546.0	523069.0	5310402.1	-496.4
YMEX24-9500-189	197.0	8.5	525.0	523068.4	5310402.0	-495.3
YMEX24-9500-190	197.0	1.4	561.0	523068.5	5310401.9	-495.8
YMEX24-9620-155	174.5	11.3	534.0	523106.6	5310278.0	-368.5
YMEX24-9620-156	174.5	-0.8	537.0	523106.6	5310277.9	-369.2
YMEX24-9620-157	174.5	-12.5	561.0	523106.5	5310277.8	-369.5
YMEX24-9620-158	174.5	-27.2	618.0	523106.5	5310277.9	-369.9
YMEX24-9620-159	174.5	-35.6	669.0	523106.5	5310277.8	-370.0

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
YMEX24-9620-160	187.5	32.2	360.0	523105.8	5310278.3	-367.3
YMEX24-9620-161	187.5	19.9	351.0	523105.9	5310278.2	-368.1
YMEX24-9620-162	162.0	25.5	483.0	523106.8	5310278.0	-367.7
YMEX24-9620-163	162.0	6.1	453.0	523106.8	5310277.9	-368.9
YMEX24-9620-164	162.0	-7.1	444.0	523106.9	5310277.8	-369.3
YMEX24-9620-165	162.0	-20.4	474.0	523106.9	5310277.8	-369.7
YMEX24-9620-166	162.0	-32.5	498.0	523106.8	5310277.8	-370.1
YMEX24-9710-181	182.5	-10.0	75.0	522995.7	5310331.3	-275.9
YMEX24-9710-181A	182.5	-9.8	900.0	522995.8	5310331.6	-275.4
YMEX24-9710-182	182.5	-23.0	501.0	522995.4	5310331.7	-275.8
YMEX24-9710-183	195.5	-22.5	36.0	522994.9	5310331.3	-275.8
YMEX24-9710-183A	195.5	-22.1	453.0	522994.9	5310331.2	-275.5
YMEX24-9710-184	195.5	-36.0	447.0	522995.0	5310331.4	-276.5
YMEX24-9710-185	195.5	-50.5	39.0	522995.4	5310331.4	-276.3
YMEX24-9710-185A	195.5	-49.0	264.0	522995.5	5310331.9	-276.5
YMEX25-9305-193	155.0	-20.4	459.0	523516.9	5310388.7	-687.5
YMEX25-9305-194	155.0	-26.3	492.0	523516.9	5310388.8	-687.7
YMEX25-9305-200	155.0	-23.0	480.0	523517.1	5310388.8	-687.6
YMEX25-9305-232	195.0	-3.6	460.0	522968.6	5310372.1	-686.1
YMEX25-9305-233	195.0	-14.7	459.0	522968.6	5310372.1	-686.1
YMEX25-9305-234	195.0	-29.6	597.0	522968.6	5310372.1	-686.1
YMEX25-9440-206	214.5	-28.9	627.0	523869.3	5310237.1	-566.3
YMEX25-9440-207	228.0	-40.5	459.0	523868.5	5310237.8	-566.8
YMEX25-9500-195	200.5	-9.9	555.0	523068.9	5310401.7	-495.6
YMEX25-9500-196	200.5	-19.7	558.0	523068.9	5310401.8	-496.1
YMEX25-9500-197	176.0	-16.4	555.0	523069.0	5310402.1	-496.4
YMEX25-9500-198	176.0	-24.9	819.0	523069.1	5310401.9	-496.5
YMEX25-9500-199	176.0	-33.1	1140.0	523069.1	5310402.0	-496.8
YMEX25-9500-201	157.0	16.2	595.5	523070.9	5310401.7	-494.9
YMEX25-9500-202	157.0	5.6	586.8	523070.8	5310401.8	-495.6
YMEX25-9500-203	157.0	-8.5	594.0	523070.7	5310401.9	-496.2
YMEX25-9500-204	146.5	14.3	515.5	523071.4	5310402.1	-495.0
YMEX25-9500-205	146.5	-2.2	519.0	523071.5	5310401.9	-495.9
YMEX25-9620-219	342.5	24.5	180.0	523054.5	5310045.2	-362.5
YMEX25-9620-220	342.5	15.0	183.0	523054.3	5310045.3	-363.0
YMEX25-9620-221	342.5	1.4	246.0	523054.2	5310045.4	-363.8
YMEX25-9620-222	342.5	-7.7	273.0	523054.0	5310045.5	-364.0
YMEX25-9620-223	342.5	-14.2	264.0	523054.1	5310045.6	-364.3
YMEX25-9620-224	342.5	-21.7	312.0	523054.1	5310045.7	-364.6

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
YMEX25-9620-225	342.5	-31.7	258.0	523054.1	5310045.7	-364.9
YMEX25-9620-226	342.5	-45.9	294.0	523054.3	5310045.4	-365.2
YMEX25-9620-227	355.5	23.1	156.0	523054.6	5310045.3	-362.5
YMEX25-9620-228	355.5	13.3	147.0	523054.3	5310045.4	-363.1
YMEX25-9620-229	355.5	1.8	105.0	523054.3	5310045.8	-363.7
YMEX25-9620-230	355.5	-19.1	150.0	523054.7	5310045.8	-364.4
YMEX25-9620-231	355.5	-37.0	180.0	523054.7	5310045.6	-364.9
YMEX25-9620-245	8.5	19.0	258.0	523055.1	5310045.4	-362.8
YMEX25-9620-246	8.5	13.0	246.0	523055.3	5310045.3	-363.2
YMEX25-9620-247	8.5	7.7	234.0	523055.3	5310045.3	-363.5
YMEX25-9620-248	8.5	-20.0	279.0	523055.4	5310045.4	-364.4
YMEX25-9620-249	8.5	-27.7	297.0	523055.3	5310045.5	-364.6
YMEX25-9800-208	202.0	-4.3	465.0	523238.9	5310494.1	-192.7
YMEX25-9800-209	202.0	-13.7	508.0	523238.9	5310494.1	-193.0
YMEX25-9800-210	194.0	14.1	483.0	523239.4	5310494.4	-191.8
YMEX25-9800-211	194.0	6.9	543.0	523239.4	5310494.3	-192.2
YMEX25-9800-212	194.0	-4.1	546.0	523239.3	5310494.0	-192.7
YMEX25-9800-213	194.0	-13.0	561.0	523239.4	5310494.0	-193.0
YMEX25-9800-214	183.5	12.0	417.0	523239.7	5310494.4	-191.9
YMEX25-9800-215	183.5	2.7	603.0	523239.6	5310494.1	-192.4
YMEX25-9800-216	183.5	-8.9	523.0	523239.5	5310494.0	-192.9

Note: UTM mine surface elevation 350 m

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Young-Davidson Mine Composite Longitudinal – Hanging Wall Zone and South Syenite Zone

West
Historic YD Mine
Northgate Shaft
MCM Shaft
Historic MCM Mine
East
10100L
Cross-Section – Figure 2
A – A'
Cross-Section – Figure 3
B – B'
Hanging Wall Zone
South Syenite Zone
-500m
9590L
9220L
-1500m
Legend
YE 2024 Mineralization Wireframe
Mined Out Areas
200 m
OPEN
OPEN
22000mE
24000mE
ALAMOS GOLD INC.
YOUNG-DAVIDSON

Longitudinal Looking North, 10400 Northing, 1000 x 1000m clipping, Jan 2026

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Young-Davidson Mine Cross Section – South Syenite Target Drill Holes & Significant Composites

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Young-Davidson Mine Cross Section – 9620 Hanging Wall Zone Drill Holes & Significant Composites

18 | ALAMOS GOLD INC